PROFESSIONALLY MANAGED PORTFOLIOS

                     OPERATING EXPENSES LIMITATION AGREEMENT

     THIS OPERATING EXPENSES LIMITATION AGREEMENT (the "Agreement") is effective as of the 11th day of June, 2003, by and between Professionally Managed Portfolios, a Massachusetts business trust (the "Trust"), on behalf of The Technical Chart Fund (the "Fund"), a series of the Trust, and the Advisor of the Fund, Kauser Management, LLC (the "Advisor").

                                   WITNESSETH:

     WHEREAS, the Advisor renders advice and related services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Advisor dated as of the 11th day of June 2003, (the "Investment Advisory Agreement"); and

     WHEREAS, the Fund is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Advisor; and

     WHEREAS, the Advisor desires to limit the Fund's Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Advisor to implement those limits;

     NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

     1. LIMIT ON OPERATING EXPENSES. The Advisor hereby agrees to limit the Fund's current Operating Expenses in any fiscal year to an annual rate, expressed as a percentage of the Fund's average daily net assets to the amount listed in Appendix A (the "Annual Limit"). In the event that the current Operating Expenses of the Fund, as accrued each month, exceed its Annual Limit, the Advisor will pay the Fund on a monthly basis, after offset of any investment management fees that were waived or reduced by the Advisor, the excess expense within 30 days of being notified that an excess expense payment is due.

     2. DEFINITION. For purposes of this Agreement, the term "Operating Expenses" with respect to the Fund, is defined to include all expenses necessary or appropriate for the operation of the Fund, including the Advisor's investment management fee detailed in the Investment Advisory Agreement, any Rule 12b-1 fees and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, taxes, leverage interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, extraordinary expenses such as litigation and indemnification, or other expenses not incurred in the ordinary course of the Fund's business.

     3. REIMBURSEMENT OF FEES AND EXPENSES. If during any month during which this Agreement is in effect, the estimated annualized Operating Expenses of a Fund for that month are less than the Annual Limit, the Advisor shall be entitled to recoup from the Fund any investment management fees waived or reduced and any other payments remitted by the Advisor to the Fund pursuant to
Section 1 of this Agreement during any of the previous thirty-six (36) months (the "Recoupment Amount"), to the extent that the Fund's annualized Operating Expenses plus the amount so recouped equals, for such month, the Annual Limit provided in Schedule A, provided that such amount paid to the Advisor will in no event exceed the total Recoupment Amount and will not include any amounts previously recouped. The Fund will pay any Recoupment Amount pursuant to this Section within 30 days of the end of the month with respect to which such Recoupment Amount relates.

     4. YEAR-END ADJUSTMENT. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that (i) the amount of investment management fees waived or reduced and any other payments remitted by the Advisor to the Fund pursuant to Section 1 of this Agreement with respect to the prior fiscal year shall equal the amount that exceeds the Annual Limit; and (ii) the actual Operating Expenses of the Fund for the prior fiscal year (including any recoupment payments with respect to such fiscal year pursuant to Section 3 of this Agreement) do not exceed the Annual Limit.

     5. TERM. This Agreement shall become effective on the date specified herein and shall remain in effect indefinitely and for a period of not less than one year, unless sooner terminated as provided in Section 6 of this Agreement.

     6. TERMINATION. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days' written notice to the Advisor. This Agreement may not be terminated by the Advisor without the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement's termination.

     7. NOTICE. Any notice that is required to be given by the parties to each other under the terms of this Agreement shall be in writing, addressed and delivered, or mailed postpaid to the other party at the principal place of business of such party.

     8. AMENDMENTS. This Agreement may be amended only by a written agreement signed by each of the parties.

     9. ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

     10. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

     11. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of California without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.


PROFESSIONALLY MANAGED PORTFOLIOS
on behalf of The Technical Chart Fund


By: /s/ Robert M. Slotky
------------------------
Name: Robert M. Slotky
Title: President



KAUSER MANAGEMENT, LLC


By: /s/ Matthew Rich
-----------------------
Name:    Matthew Rich
Title: Managing Member


                                   Appendix A

Fund                                                     Operating Expense Limit

The Technical Chart Fund                                      2.00%